FORM 6-K



                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    February                                          2003
                     --------------------------------------        -----------


                                 Marsulex Inc.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F        X         Form 40-F
                             -------------              -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No      X
                     ----------------            ------------------

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                                DOCUMENT INDEX



        Document                                                    Page No.

           1.       News Release dated February 12, 2003: "MARSULEX
                    AND BOC GROUP SIGN JOINT MARKETING AGREEMENT"       4

           2        News Release dated February 24, 2003: "MARSULEX     7
                    AND SANTEE COOPER TO DEFER SCRUBBER PROJECT"


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                                                                Document 1

NEWS RELEASE                                                     MARSULEX LOGO


             MARSULEX AND BOC GROUP SIGN JOINT MARKETING AGREEMENT Combined technologies provide cost-effective multi-pollutant solution for electric utilities

TORONTO, February 12, 2003 - Marsulex Inc. (TSX: MLX) and the BOC Group (NYSE:
BOX) announced today that they have signed a joint marketing agreement that will enable each company to offer electric utilities an integrated multi-pollutant control solution that provides maximum compliance for emissions of sulphur dioxide, sulphur trioxide, nitrous oxides, mercury and other heavy metals in conjunction with ammonia based wet scrubbing. The solution will combine a flue gas desulphurization system that utilizes Marsulex's patented advanced sulphate scrubbing technology and BOC's award winning LoTOx(TM) technology, a patented low temperature oxidization system that removes NOx from waste gas streams.

In addition to effectively controlling multi-pollutant emissions of SO2, SO3, NOx and mercury, the combined system can deliver very attractive economic benefits through lower capital and operating costs.

President and Chief Executive Officer of Marsulex, David Gee, said the agreement with BOC is an important development for the Company. "By partnering with BOC which has excellent technology and a world class reputation, we have added significant breadth to our multi-pollutant control technology offering. Many utilities are faced with an urgent need to find cost effective controls that meet environmental regulations for a range of pollutants, and this combination of patented technologies is a compelling, integrated solution," Mr. Gee said.

Mr. Steve Eckhardt, General Manager of the LoTOx Group, said, " LoTOx(TM) Solutions offer our customers significant capital cost savings by avoiding the need to retrofit costly Selective Catalytic Reduction technology for NOx removal, and maximizes compliance by removing as much as 95% of NOx, from flue gases while at the same time reducing the generation of SO3. It works in conjunction with a wet scrubber and the Marsulex advanced sulphate system is proven technology that exceeds the most stringent compliance regulations. Together, we can offer our customers a very effective and economically attractive solution."

The value of installations of integrated emission control systems on coal-fired power plants in the US alone is estimated at billions of dollars over the next several years. Under the terms of the joint marketing agreement between Marsulex and BOC, Marsulex's patented ammonium sulphate technology will be the only ammonia scrubbing system promoted by BOC, and the BOC LoTOx(TM) System will be the only NOx and low temperature oxidation multi-pollutant control technology promoted by Marsulex.

                                    -more-

About BOC
The BOC Group is one of the largest and most global of the world's leading gases companies, serving two million customers in more than 50 countries. It employs nearly 43,000 people and had annual sales of over US $6 billion in 2001. The LoTOx(TM) technology was the recipient of the 2001 Chemical Engineering Magazine's Kirkpatrick award, granted every two years to honor outstanding chemical engineering technology that has been successfully commercialized through group effort.



About Marsulex

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The Company encompasses the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets.

                                     ####

For further information:

David M. Gee                                Laurie Tugman
President and CEO                           Executive Vice President & CFO

Tel: (416) 496-4178                         Tel: (416) 496-4157

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                                                         Document 2

NEWS RELEASE                                                      MARSULEX LOGO

             MARSULEX AND SANTEE COOPER TO DEFER SCRUBBER PROJECT

TORONTO, February 24, 2003 - Marsulex Inc. (TSE: MLX) today said that due to significant changes in financial markets, Santee Cooper, South Carolina's state-owned electric and water utility, and Marsulex have mutually agreed not to proceed at this time with the previously-announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented advanced sulphate scrubber technology at Santee Cooper's Winyah Power Generating Station located near Georgetown, South Carolina.

Under the agreement signed in April 2001, preliminary engineering had been completed, equipment suppliers had been selected, firm fixed bids were in hand for construction and permitting for the new facility was substantially in place. As a result of change in the credit, construction and insurance markets post September 11, 2001, the Company was unable to finance the project on a non-recourse basis within the financial parameters originally contemplated. The project cancellation will result in a write-off of capitalized project related expenses of Cdn$9.5 million.

David Gee, President and Chief Executive Officer of Marsulex, said the Winyah project was unique in that it was purely discretionary for Santee Cooper and was not required for the generating plant to maintain regulatory compliance. As a result, the project viability was very dependent on funding considerations. "Unfortunately, the contracting and capital markets have changed dramatically in the past 18 months, and we were unable to make arrangements that were acceptable to both Santee Cooper and Marsulex. The combination of EPC contractors no longer being prepared to provide adequate guarantees and the difficulty in obtaining insurance to cover these risks fundamentally changed the economics for financing large projects."


                                     ####


For further information:

David M. Gee                                Laurie Tugman
President and CEO                           Executive Vice President & CFO

Tel: (416) 496-4178                         Tel: (416) 496-4157



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                                  SIGNATURES


         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  MARSULEX INC.
                                         -----------------------------------
                                                   (Registrant)

Date:  February 25, 2003                 By:   /s/  Lucio Milanovich
       -------------------------            --------------------------------
                                                    (Signature)
                                            Lucio Milanovich
                                            Director, Finance